Robert J. Wollin – General Counsel and Secretary robert.wollin@meiragtx.com

April 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:Vanessa Robertson

Kevin Vaughn

Re:	MeiraGTx Holdings plc

Form 10-K for the fiscal year ended December 31, 2022

Filed March 14, 2023 File No. 001-38520

To the addressees set forth above:

This letter responds to the comment letter (the “Comment Letter”) dated April 13, 2023 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (“2022 Form 10-K”) of MeiraGTx Holdings plc (the “Company” or “MeiraGTx”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Research and Development Expenses, page 119

1.	Please revise your future filings to disclose the costs incurred during each period presented for each of your key research and development projects or key programs. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

MeiraGTx • 450 East 29th Street, 14th Floor • New York, NY 10016 • Tel. 646.860.7985

In future filings, we will disclose the costs incurred during each period presented for each of our key research and development projects or key programs.  Additionally, for those costs not related to our key programs, we will include additional disclosure so that the total costs will reconcile to the research and development expenses presented on the Statements of Operations.

If you have any questions with respect to this letter, please contact the undersigned at (646) 889-7102.

Sincerely,

/s/ Robert J. Wollin
Robert J. Wollin
General Counsel and Secretary

cc:	Keith Harris, Ph.D., Chair of the Audit Committee, MeiraGTx Holdings plc

Alexandria Forbes, Ph.D., President and Chief Executive Officer, MeiraGTx Holdings plc

Rich Giroux, Chief Financial Officer and Chief Operating Officer, MeiraGTx Holdings plc

Joel Brooks, Senior Vice President, Finance, MeiraGTx Holdings plc

MeiraGTx • 450 East 29th Street, 14th Floor • New York, NY 10016 • Tel. 646.860.7985